UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Medley Capital Corporation
2.	Name of Persons Relying on Exemption: FrontFour Capital Group LLC FrontFour Master Fund, Ltd. FrontFour Opportunity Fund FrontFour Capital Corp. David A. Lorber Stephen E. Loukas Zachary R. George
3.	Address of Persons Relying on the Exemption: c/o FrontFour Capital Group LLC 35 Mason Street, 4th Floor Greenwich, Connecticut 06830
4.	Written Material. The following written materials are attached: Press release, dated February 25, 2019.

(Written material follows on next page)

ISS Affirms Recommendation to Vote AGAINST the Combination of Medley Capital, Sierra, and Medley Management

ISS Questions the Independence of the Special Committee

FrontFour Files for Injunctive Relief in Delaware to Allow Medley Capital to Pursue
an Unbiased and Independent Review of all Strategic Alternatives to Maximize Value

The Board’s Use of the U.S. Government Shutdown as an Excuse to Delay the Meeting is Disingenuous at Best and We Believe the True Reason for Delay is that the Board Didn’t Have the Votes

Medley Capital Has Failed to Address FrontFour’s Questions
Regarding Medley Management’s Track Record and Growth Assumptions

To the Extent other Strategic Alternatives Have Been Proposed and Rebuffed by Medley Capital,
Please Make Your Interest Public for the Sake of Transparency

GREENWICH, Conn., February 25, 2019 /PRNewswire/ -- FrontFour Capital Group LLC, together with its affiliates ("FrontFour" or “we”), a significant stockholder of Medley Capital Corporation ("Medley Capital" or “MCC”) (NYSE: MCC), today issued further information and reiterated serious concerns with the proposed combination of Medley Capital, Sierra Income Corporation (“Sierra”) and Medley Management Inc. (“MDLY”).

On February 22, 2019, ISS issued a proxy alert – ISS continues to recommend that stockholders vote AGAINST the proposed related party transaction and questions the apparent unwillingness of the board of directors of Medley Capital (the “Board”) to engage with NexPoint Advisors, L.P. (“NexPoint”):

The subsequent emergence of alternative proposals suggests that there are other options which should be explored. These alternatives also reduce the downside risk of nonapproval of the merger with Sierra and MDLY. Furthermore, the board's apparent unwillingness to engage with NexPoint – even to clarify NexPoint’s proposed fee structure – calls into question the board's argument that it is open to fully and independently analyzing alternative transactions available to MCC shareholders. In light of these factors, a vote AGAINST the transaction is recommended.

ISS highlighted that the special committee did not engage with NexPoint and that this makes it “…difficult to understand how the special committee and its advisors were able to evaluate NexPoint's offer fully.”

ISS calls into question the independence of the special committee:

The special committee's unwillingness to seek alternative transactions or even engage with third parties that have already proposed alternative transactions calls into question its independence.

FrontFour has filed a lawsuit in Delaware seeking injunctive relief to allow Medley Capital to commence a full and fair strategic review process:

On February 11, 2019, FrontFour filed an action seeking injunctive relief in the Delaware Court of Chancery alleging breach of fiduciary duty against the Board and aiding and abetting breach of fiduciary duty against Medley Capital, Sierra and MDLY. If granted, the injunction will strike the merger agreement’s no solicitation clause and termination fee, thereby allowing Medley Capital to be shopped as it should have been before the special committee bound Medley Capital to an inferior transaction that harms stockholders and enriches management.

We believe that solely blaming the shutdown of the U.S. government for the adjournment of the February 8, 2019 special meeting obfuscates the truth that Medley Capital’s management did not have the votes for the related party transaction:

Medley Capital’s management may have attempted to circumvent the democratic process by delaying the special meeting, as it is likely that the majority of Medley Capital stockholders were against the proposed related party transaction. Now we believe Medley Capital’s management is spending significant sums of stockholder capital trying to persuade Medley Capital stockholders to accept the related party transaction through an aggressive and expensive robo-call and direct mail campaign.

We remain concerned with the track record of Medley Capital’s management and we are surprised Medley Capital’s special committee appears to not share such concern:

In contrast to Medley Capital’s February 15, 2019 letter, it appears that Medley Capital’s independent special committee is in fact a “hand tool of management”. In said letter, the special committee goes out of its way to disparage NexPoint; however, the special committee never discusses the track record of MDLY and its oversight of both Medley Capital and Sierra.

Medley Capital	NAV	03/31/11	$12.48/shr	NAV	12/31/18	$5.61/shr	Decline -55%
Medley Capital	IPO	01/20/11	$12.00/shr	Current	02/22/19	$3.51/shr	Decline -71%
Sierra	NAV	12/30/11	$9.03/shr	NAV	09/30/18	$7.05/shr	Decline -22%

Note: Excludes Dividends

Medley Capital shares have not traded at book value since September 2014. Abdicating a critical oversight responsibility, Medley Capital’s independent directors have rubber-stamped the management agreement with MDLY year-after-year. In addition, following Medley Capital’s initial press release that attacked Origami Capital Partners LLC’s (“Origami”) acquisition proposal, we are still waiting for transparency. Medley Capital’s lack of engagement with NexPoint and Origami is more of the same. Given the special committee’s prompt rejection of NexPoint’s proposal without due consideration, we continue to question the basis for said rejection.

We remain concerned with MDLY’s aggressive growth projections:

A significant driver of MDLY’s value in the proposed related party transaction are based upon aggressive assumptions, which we believe are not achievable. For example, MDLY’s September 30, 2018 fee earning assets were $2.9 billion as compared to $3.2 billion projected for 2018. Given that 2018 has ended, we have yet to see any new achievements announced in the fourth quarter—let alone $300 million in fee earning assets. If MDLY’s management is unable to meet its 5 month forecast, how will it meet its 3 year forecast below?

We believe that the best path forward is for Medley Capital to implement an unbiased process in pursuit of any and all strategic alternatives to maximize value for Medley Capital stockholders.

We are concerned that the Board’s conduct and apparent unwillingness to negotiate and entertain any offers could be discouraging other suitors. Accordingly, we welcome any other interested parties who are concerned by being rebuffed by management, the Board, or Medley Capital’s advisors, to call us or make your offer public to all stockholders for the sake of transparency.

FRONTFOUR CAPITAL GROUP LLC

FrontFour Capital Group LLC, located in the United States at 35 Mason Street, Greenwich, CT 06830, was formed in December 2006. FrontFour Capital Group LLC is registered with the Securities & Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. FrontFour Capital Group LLC (“FrontFour Capital”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by FrontFour Capital.

PLEASE NOTE: FrontFour Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

CONTACT

Investor Contact:

David A. Lorber
FrontFour Capital Group LLC
35 Mason Street, 4th Floor
Greenwich, CT 06830
203-274-9050